SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 2)

Arbinet-thExchange, Inc.
(Name of Issuer)
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Common Stock, $0.001 par value
(Title of Class of Securities)

03875P100
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(CUSIP NUMBER)

Alex Mashinsky
Governing Dynamics Investments, LLC
510 Berkeley Square
Memphis, Tennessee 38120
(646) 662-2909

With a copy to
Joseph Cannella, Esq.
Eaton & Van Winkle LLP
3 Park Avenue
New York, New York 10016
(212) 779-9910
————————————————
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

January 26, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are sent.

(Page 1 of 3)
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* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

Item 1. Security and Issuer.

This Amendment No. 2 to Schedule 13D (this “Amendment”) amends and supplements the schedule 13D filed with the Securities and Exchange Commission on March 27, 2006 as it was amended on December 18, 2006 (the “Initial Schedule”).

This Amendment relates to shares of the common stock, par value $0.001 per share (the “Shares”), of Arbinet-thExchange, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 120 Albany Street, Tower II, Suite 450, New Brunswick, New Jersey 08901.

Item 4. Purpose of the Transaction.

Item 4 of the Initial 13D is hereby amended by the addition of the following:

In response to a process initiated by the Company, a preliminary non-binding indication of interest letter (the “Indication of Interest”) was submitted on January 26, 2007 by a third party to the Company’s advisor, Jeffries & Co. Mr. Mashinsky participated with the third party in the submission of the Indication of Interest.. Reflected in the Indication of Interest and in subsequent correspondence to the Company, was a request by Mr. Mashinsky that he be recused from the Company’s Board of Directors for the duration of his participation in the potential sale process established by the Company and that he not be given any materials directly by either the Company’s Board of Directors or any employee of the Company. Mr. Mashinsky requested that the third party which submitted the Indication of Interest only be provided information that has been provided to all other bidders and that such information be given only to such third party. The third party will share information it receives regarding the Company in connection with the Indication of Interest with Mr. Mashinsky as it deems appropriate.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Initial 13D is hereby amended by the addition of the following Item 6:

In connection with the Indication of Interest, Mr. Mashinsky signed a Confidentiality Agreement with the Company (the “Confidentiality Agreement”), whereby in addition to agreeing to maintain confidential certain material with respect to the Company, Mr. Mashinsky agreed that unless the Company shall have consented in advance, for the period ending on the earlier of (1) the date of public announcement by the Company of the execution of a definitive agreement regarding a strategic transaction, (2) the date of the public announcement by the Company of the termination of the Company’s review of its strategic alternatives or (3) May 31, 2007, neither he nor his affiliates will (a) propose or announce any intention to propose to the Company or any other person any transaction between him and/or his affiliates and the Company and/or its security holders or involving any of the Company’s securities or security holders; (b) take any action that might require the Company to make a public announcement regarding the foregoing; or (c) request the Company (or any of its representatives), directly or indirectly, to amend or waive any of the foregoing. The Confidentiality Agreement contained other provisions including that all communications related to any proposed transaction, will be directed to the Company’s advisor, Jefferies & Company, Inc. In the Confidentiality Agreement, the Company agreed to provide Mr. Mashinsky with the same opportunity to make proposals to acquire the Company as it does to other potential bidders in the strategic alternative process.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 8, 2007	GOVERNING DYNAMICS INVESTMENTS, LLC

	By:	/s/ Alex Mashinsky
Alex Mashinsky, Sole member and manager

/s/ Alex Mashinsky
Alex Mashinsky (individually)

THAI LEE 2003 GRAT AGREEMENT A

By:	/s/ Thai Lee
Thai Lee, Trustee

/s/ Thai Lee
Thai Lee